02051457

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PE

For
August 12, 2002

MIRAMAR MINING CORPORATION

311 West 1st Street, North Vancouver, British Columbia Canada, V7M 1B5
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2 (b) under the Securities Exchange Act of 1934)

Yes X

In connection with Rule12g3-2(b) # 82-3153.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION
Registrant

By: ______________________
(Signature)

Date: August 13, 2002

A. David Long
Name

General Counsel
Title (Relationship to Company)

MIRAMAR MINING CORPORATION

311 West First Street, North Vancouver, B.C. CANADA V7M 1B5
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

August 12, 2002 **NEWS RELEASE 02-17** MAE - TSX
MNG –AMEX

MIRAMAR ANNOUNCES LISTING ON AMERICAN STOCK EXCHANGE
A Great Platform to Increase Share Liquidity and Broaden Investor Base

VANCOUVER – Miramar Mining Corporation ("Miramar") announced today that it has received approval of the listing of its common shares on The American Stock Exchange ("AMEX"). Miramar expects to commence trading on AMEX on Wednesday August, 14, 2002 under the symbol MNG.

"This listing continues Miramar's successful restructuring over the past few years. We believe we enter the AMEX arena as a vibrant, profitable gold producer with a solid balance sheet, development opportunities, and exploration upside," said Anthony Walsh, Miramar's President & CEO. "We are very excited about the exposure the AMEX offers to the Company and its shareholders, and we believe this is a great platform to increase share liquidity and broaden our base of investors."

Miramar will continue trading on the Toronto Stock Exchange under the symbol MAE. Trading of Miramar's securities on the NASD Over The Counter Bulletin Board under the symbol MAENF will be discontinued at the close of business on Tuesday, August 13, 2002.

Miramar Mining Corporation is a well financed Canadian gold producer focused on the Canadian north. Miramar owns and operates two gold mines in Yellowknife, Northwest Territories that are forecast to produce approximately 130,000 ounces of gold in 2002, at cash costs of under US$240 per ounce. Miramar also owns 100% of the Hope Bay exploration project in Nunavut, an 80km long Hope Bay Archean greenstone belt that hosts substantial gold resources and a number of prospective exploration targets. A major work program is currently underway at Hope Bay, continuing the evaluation of targets ranging from grass roots to feasibility stage work.

For further information on this news release or other Miramar news, please see our website at www.miramarmining.com.

The approval to list on AMEX is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.

Statements relating to the completion of the contemplated listing of Miramar's securities on the American Stock Exchange the operation of Miramar after completion of the listing, the possible increase in liquidity in stock or investor base, future gold production at existing operating mines and possible future exploration and activities at the Hope Bay Project are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, the contemplated listing not being completed as a result of Miramar failing to comply with applicable listing standards; risks and uncertainties relating to: fluctuating precious and base metals prices; uncertainty as to the actual ore grade and recovery rates at the Yellowknife mines; accidents, equipment breakdowns, labour disputes and severance costs or cost overruns or other unanticipated difficulties with or interruptions in production; the possibility of unexpected costs and expenses, including, without limitation costs and expenses relating to environmental issues; the results of exploration work at Hope Bay not fulfilling expectations and not realizing perceived potential; and other risks and uncertainties, including those described in the Miramar's

Annual Report on Form 20-F for the year ended December 31, 2001 and Reports on Form 6-K filed with the Securities and Exchange Commission.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission. "Resources" are sometimes referred to as "mineralization" or "mineral deposits".

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.

For further information contact:
Tony Walsh, President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com